UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
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SEC FILE NUMBER 0-50119

☒ Form 10-K or Form 10KSB    ☐ Form 20-F    ☐ Form 11-K
☐ Form 10-Q or Form 10QSB    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2004

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IMAGE INNOVATIONS HOLDINGS INC.
Full Name of Registrant

N/A
Former Name if Applicable

432 PARK AVENUE SOUTH
Address of Principal Executive Office (Street and Number)

NEW YORK, NY 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2004 by the prescribed filing deadline without unreasonable effort or expense. The principal cause of the delay is attributable to Registrant’s present limited personnel, which has resulted in the inability of management to fully review the Registrant’s financial information and timely prepare the management discussion and analysis required by Form 10-KSB. Management has devoted, and continues to devote, significant time, effort and expense in connection with the preparation of Registrant’s Form 10-KSB for the year ended December 31, 2004.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Derick Sinclair	518	589-0226
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that a significant change in its results of operations from fiscal year 2003 will be reflected in the consolidated statements of operations to be included in its 2004 Form 10-KSB for the period ended December 31, 2004. Specifically, net revenues for the period ended December 31, 2003 were $101,743 as compared with net revenues for the period ended December 31, 2004, which are anticipated to be approximately $6.1 million. This substantial increase is principally the result of increased revenues during fiscal 2004 attributable to the Registrant’s Image Sports & Entertainment division following said division’s asset acquisition in March 2004 of MDK Sports & Entertainment Inc.’s celebrity memorabilia inventory.

IMAGE INNOVATIONS HOLDINGS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2005	By:	/s/ Derick Sinclair
Derick Sinclair
	Title:	Chief Financial Officer